July 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Re:	Legend Biotech Corporation

Request for Acceleration of Effective Date of Registration

Statement on Form F-3 (File No. 333-257625)

Ladies and Gentlemen:

Pursuant to Rule 461(a) of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), Legend Biotech Corporation (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (Registration No. 333-257625) (the “Registration Statement”). The Registrant respectfully requests that, pursuant to Section 8(a) of the Securities Act of 1933, such Registration Statement be declared effective as of 2:00 p.m., Eastern Time, on Tuesday, July 13, 2021 or as soon as practicable thereafter.

The Registrant hereby authorizes Peter Devlin of Jones Day, counsel of the Registrant, to orally modify or withdraw this request for acceleration.

Please contact Peter Devlin at +1 (212) 326-3978 if you have any questions regarding this request and to provide notice of effectiveness.

Best regards,

Legend Biotech Corporation

By:	/s/ Ying Huang
Name:	Ying Huang, Ph.D.
Title:	Chief Executive Officer and Chief Financial Officer